April 5, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. David R. Humphrey
Ms. Amy Geddes

Re:	DHT Holdings, Inc. Form 20-F Filed: March 25, 2010 File No. 001-32640

Dear Mr. Humphrey and Ms. Geddes:

This letter supplements the letter dated January 31, 2011 that DHT Holdings, Inc. (the “Company”) sent in response to the comment letter dated December 28, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2009 filed on March 25, 2010.  As a result of further discussions with the Staff, the Company has provided additional disclosure regarding vessel valuations and carrying values in the Company’s Form 20-F for the fiscal year ended December 31, 2010 filed on March 31, 2011, including under the heading “Vessel Lives and Impairment” under Item 5.

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With respect to the Form 20-F, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +47 412 92 712 if you have any questions regarding this submission.

Sincerely,
/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer DHT Holdings, Inc.

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